Ford Motor Credit Company

Kenneth R. Kent	One American Road
Vice Chairman, Chief Financial Officer	Dearborn, Michigan 48126
and Treasurer

December 15, 2006

VIA EDGAR AND FACSIMILE

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ford Motor Credit Company
Form 10-K for the year ended December 31, 2005
File Number 001-06368

Dear Mr. Vaughn:

The following is in response to the additional comments and request for supplemental information set forth in your letter of November 28, 2006 regarding the Annual Report on Form 10-K/A for the year ended December 31, 2005 (the "2005 10-K/A Report") filed by Ford Motor Credit Company. For the convenience of the Staff, each comment is repeated verbatim with our response immediately following.

Consolidated Financial Statements

1.
We note you have restated the statement of cash flows for each of the three years in the period ended December 31, 2005. Per note 19, we understand that one of the revisions to the statement of cash flows relates to a change in the reporting of cash flows related to wholesale receivables that were sold to off-balance sheet securitization trusts. Please tell us why the amounts in the line item "proceeds from sales of receivables" in the investing activities section of your statement of cash flows did not change and continues to agree to the total of "proceeds from sales of receivables" in Note 7 of your footnotes. In this regard, it appears the total "proceeds from sales of receivables" includes sales of wholesale receivables and it is unclear why at least of portion of these proceeds would not be reflected in the operating section of the statement of cash flows in light of your restatement.

Response: We receive investing cash inflows from decreases in wholesale retained interests either when we sell the retained interests to enable further trust debt issuances or when we collect on retained interests acquired from prior receivable sales to the trust. We combine the investing cash inflows associated with the sale of retained interests with the investing cash inflows associated with the sale of retail receivables in the cash flow line item "Proceeds from sales of receivables" because both categories of cash flows represent proceeds received from third-party investors and correspond with our "Total net proceeds" shown on table 38 of our 2005 10-K/A Report. This line item was not affected by our restatement.

We restated the Statement of Cash Flows in our 2005 10-K/A Report to reclassify all originations and sales of wholesale assets from dealer accounts that were assigned to the trust as operating cash flows. If the trust had enough principal collections to purchase all of the newly originated receivables within a given period, no impact to operating cash flows is reported since the outflows and inflows offset each other. Any remaining excess trust principal collections remitted to us are reported as an investing cash inflow in the line item "Net change in retained interest in securitized assets". If the trust did not have enough principal collections to purchase all of the newly originated receivables within a given period, the shortfall was recorded in operating cash outflow in the line item "Net (purchases)/sales of held for sale wholesale receivables". Following our restatement, total cash flows related to net change in retained interest presented in Note 7 is now split between the operating and investing sections of our Statement of Cash Flows. Please see the shaded lines below which are from the relevant portions of our Statement of Cash Flows and Note 7 of our 2005 10-K/A Report. The portion that is now shown in the operating activities portion of our Statement of Cash Flows is new, and reflects the reclassification of our wholesale receivables from held-for-investment to held-for-sale.

Since the wholesale trust was consolidated in the fourth quarter of 2005, receivable sales to the trust are no longer recognized and debt issuances are reported as secured borrowings.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Years Ended December 31,
	Restated	Restated	Restated
	2005	2004	2003
	(in millions)
Cash flows from operating activities of continuing operations
Net (purchases)/sales of held for sale wholesale receivables	(1,188)	(5,056)	(3,718)
Cash flows from investing activities of continuing operations
Net change in retained interest in securitized assets	4,580	4,682	5,751
Proceeds from sales of receivables	20,935	10,319	19,337

NOTE 7. SALES OF RECEIVABLES

Cash Flow

The following table summarizes the cash flow movements between the transferees and us in our off-balance sheet sales of receivables for the years ended December 31:

	2005	2004	2003
	(in millions)
Proceeds from sales of receivables
Proceeds from sales of retail receivables	$15,549	$4,795	$15,761
Proceeds from interest in sold wholesale receivables	3,739	3,957	966
Proceeds from revolving-period securitizations	1,349	1,567	2,610
Proceeds from sale of retained notes - retail	298	—	—
Total	$20,935	$10,319	$19,337

Cash flows related to net change in retained interest
Interest in sold wholesale receivables	$2,684	$(1,831)	$1,140
Interest in sold retail receivables	708	1,457	893
Total	$3,392	$(374)	$2,033

2.
We note from your table on page 38 of your 10-K/A for the year ended December 31, 2005 that you received total net proceeds of $20.9 billion, $10.3 billion, and $19.3 billion, respectively from off-balance sheet securitizations during the three years ended December 31, 2005. However, it appears that these amounts include the receipt of certain retained interests and other assets of $2.8 billion and $3.4 billion, respectively for the years ended December 31, 2005 and 2004. It appears the receipt of the retained interest and other assets in exchange for sale of the receivables would be a non-cash investing activity which would not be reflected in the statement of cash flows, but rather be shown supplementally in a disclosure. Please advise, or revise as appropriate.

Response: The amounts presented as "Total net proceeds" in the table on page 38 of our 2005 10-K/A Report (copied below) do not include the receipt of retained interests. Instead, "Total net proceeds" consists solely of cash proceeds received from either the sale of retail receivables or the sale of retained interests.

We also use this table to reconcile our sold receivables. Because "Net proceeds" related to the "Motown Notes program" and "Public wholesale" were from sales of retained interests in wholesale receivables and not from sales of wholesale receivables themselves, we subtract "Retained interest and other" from "Total net proceeds" to show the total receivables sold for the period. The sales of the retained interests were cash activities and appropriately included in "Total net proceeds". Therefore, we believe supplemental disclosures are not needed. In future filings, we will not use this table as a reconciliation of our sold receivables. As a result, we will stop the table at the "Total net proceeds" line and rely on the notes to our financial statements and our MD&A to disclose our total securitized off-balance sheet receivables.

Off-Balance Sheet Sales of Receivables Activity

	Full Year
	2005	2004	2003
	(in billions)

North America segment
Public retail	$9.7	$1.7	$5.7
Conduit	3.8	1.8	1.8
Motown Notes program	1.4	1.0	1.0
Public wholesale	2.3	3.0	—
Canada and other	—	0.8	1.3
Total North America segment	17.2	8.3	9.8
International segment
Europe
Public	0.8	1.3	2.4
Conduit	0.5	0.3	0.2
Total Europe	1.3	1.6	2.6
Asia-Pacific	0.4	0.4	0.9
Latin America	0.5	—	0.6
Total International segment	2.2	2.0	4.1
Net proceeds	19.4	10.3	13.9
Whole-loan sales	1.5	—	5.4
Total net proceeds	20.9	10.3	19.3
Retained interest and other	(2.8)	(3.4)	—
Total receivables sold	18.1	6.9	19.3
Prior period sold receivables, net of paydown activity	2.8	32.7	34.9
Total sold receivables outstanding at the end of the relevant period	20.9	39.6	54.2
Memo:
Less: Receivables outstanding in whole- loan sale transactions	(2.9)	(4.0)	(7.3)
Total securitized off-balance sheet receivables	$18.0	$35.6	$46.9

3.	Please tell us the following relating to your off-balance sheet securitizations:

•
Tell us the typical number of off-balance sheet securitizations transacted each year and the frequency with which they are performed (i.e. semi-annually, quarterly, etc). If you typically perform securitizations only semi-annually or annually, it would not appear unusual that the receivables included in the securitization tend to be six-months old or greater at the time of the securitization;

Response: Our funding plan is based primarily on the proceeds we anticipate needing and not on the number of off-balance sheet retail securitization transactions we expect to complete. As a result, the number of off-balance sheet retail securitization transactions we complete each year varies. We completed 5, 17, 9 and 16 off-balance sheet retail securitization transactions in the United States in the first nine months of 2006, and full-year 2005, 2004 and 2003, respectively. The cadence of our off-balance sheet transactions within a year is not consistent (i.e., they are not semi-annual or quarterly each year). Please see Attachment A to this letter for a summary of the number of off- and on-balance sheet retail securitization and whole-loan sale transactions in the United States each quarter since the first quarter of 2003, and a summary of the volume of retail receivables sold in off- and on-balance sheet retail securitization and whole-loan sale transactions in the United States during the same time period.

•
For the receivables securitized that were greater than 6 months at the time of securitization; please tell us the factors you considered in deciding to sell the receivable. Clarify if the loan was eligible for sale earlier but factors existed that precluded the sale of the loan until a later date;

Response: The factors (which we refer to as filters) we consider for selling retail receivables that are greater than six months old are the same as those that apply to receivables that are six months old or less. These filters include filters based on bankruptcy filings, delinquency status, contract extensions and the outstanding principal balance of the receivable. In addition, pool concentration limit criteria, including limits on the number of long-term contracts, high APR loans, used vehicles, non-Ford brand vehicles and low internal credit scores, also have to be met. Once a receivable passes the appropriate filters mentioned above, the receivable is eligible for an on- or off-balance sheet retail securitization transaction. From this large pool of receivables, we will randomly select receivables for a retail securitization transaction at the time of the transaction. Most receivables available after six months were eligible for sale earlier. A specific receivable could be eligible for a transaction at a point in time and later become ineligible if that specific receivable fails one of the filters.

•	Please tell us the average life of your receivables;

Response: In our off-balance sheet U.S. securitization transactions completed in the first nine months of 2006, the original weighted average term of the receivables was about 61 months, the weighted average remaining term of the receivables was about 52 months, and the weighted average age of the receivables was 9 months. The projected weighted average life for all receivables originated through September 30, 2006 is 40 months.

•
Tell us in detail how and to what extent you have integrated your projected funding requirements, including the degree to which those requirements will be met through on and off balance sheet securitizations into your conclusions regarding the classification of loans as held-for-sale or held-for-portfolio; and

Response: Our funding plans are developed to ensure we have adequate funding and liquidity to meet projected needs. The plans include projections of our on-balance sheet and off-balance sheet securitization transactions. Our plans are focused on the economic outcomes of the transactions while ensuring appropriate accounting treatment for our securitization transactions. The actual form and timing of funding transactions may change from the initial plans, based on external and internal factors, including changes in funding requirements, market conditions, market acceptance of an individual transaction, economics of specific transactions, etc. For example, we recently completed a $3 billion unsecured debt transaction in place of our previously forecasted $2 billion of whole-loan sale transactions. Although we have provided for the use of securitization in our ongoing funding plans and anticipate the continued use of securitization as a source of funding, we do not have any retail securitization programs from which we establish the intent, at purchase date, to sell a specific type of retail receivable or pool of retail receivables. Our preference when we do securitizations is to utilize on-balance sheet structures because it results in simplified accounting and greater transparency for our investors. For the first nine months of 2006, our off-balance sheet retail securitization transactions represented only 9% of our overall funding. As further discussed below, specific retail receivables included in a given off-balance sheet retail securitization transaction are not identified for inclusion until the specific pool is selected at the time of the transaction, which is always subsequent to the purchase date of the related receivables.

•
In light of the fact that in both your response letter and on page 35 of your Form 10-K/A, you state that you select "receivables at random" using selection criteria designed for the specific transaction, tell us why you don't believe it is appropriate to assume a certain portion of the purchased or originated receivables would later be sold in a securitization based on your funding requirements, and hence the activity related to those receivables would be included in the operating section of the statement of cash flows. In this regard, it would appear that you would reasonably expect that you will securitize at least a portion of your receivables each and every year, based on historical practice and your disclosures regarding how you finance your business. Thus it is unclear how you could conclude for each and every receivable that you have the intent to hold it for the foreseeable future or until maturity or payoff after considering both the trends of your historical practice and your projected funding needs to be met by securitizations. Please advise.

Response: We believe SOP 01-6 is required to be applied on a receivable-by-receivable basis and absent the knowledge of specific known receivables that will be sold in an off balance sheet securitization transaction, we would not have a basis on which to conclude that any individual receivable should be classified as held-for-sale. Given that we do not have any securitization programs through which we establish an intent at receivable purchase date to sell individual or groups of retail receivables, combined with the low likelihood of any individual receivable within our retail portfolio ultimately being included in a future off-balance sheet securitization, we believe it is appropriate, and consistent with GAAP, that we classify retail receivables at the date of purchase as held-for-investment. We do not believe it would be appropriate to proportionally classify specific receivables as held-for-sale at the time of purchase based solely on an assumption that a certain portion of our purchased receivables have historically (or could be) sold in an off-balance sheet securitization transaction as this would violate the requirement to make classification decisions on a receivable-by-receivable basis and would very likely lead to inappropriately classifying receivables as held-for-sale that would never be sold in an off-balance sheet securitization. If we were to purchase an individual receivable (or pool of receivables) with the specific intent of including such receivable(s) in a known off-balance sheet securitization at the date of purchase, that receivable or pool of receivables would be classified as held-for-sale. In that regard, we would also like to clarify that the pool selection date and the sale date of affected retail receivables have historically been within the same month and have not straddled a period-end financial reporting date. As a result, it is not unusual that we do not reflect any receivables as held-for-sale within our quarterly or annual financial statements.

In response to the question of how we have concluded that we have the intent to hold each and every receivable we purchase for the foreseeable future in light of our historical and anticipated securitization activity, we are not aware of a formal definition of “foreseeable future” in any GAAP guidance. In our application of SOP 01-6 paragraph .08(a), we have defined “foreseeable future” as a point in time subsequent to the date of the receivable purchase when a specific funding need is identified and appropriate market conditions exist that permit the consideration, structuring and authorization of a transaction that will provide for specific receivables to be included in a securitization transaction. If that securitization transaction is an off-balance sheet structure, the pool selection date is when we make the decision to sell those receivables.

Also, with respect to classifying the cash flows related to our lending activities, we apply the guidance in SFAS 102 paragraph 9 which states that “cash receipts and cash payments resulting from acquisitions and sales of loans also shall be classified as operating cash flows if those loans are acquired specifically for resale and are carried at market value or at lower of cost or market. Cash receipts resulting from sales of loans that were not specifically acquired for resale shall be classified as investment cash flows. That is, if loans were acquired as investments, cash receipts from sales of those loans shall be classified as investing cash flows regardless of a change in the purpose for holding those loans.” Since we do not purchase (nor have we ever purchased) retail receivables specifically for resale, and consistent with our application of SOP 01-6, as described above, we report the purchase, collections and sales related to our retail receivables within the investing section of our Statement of Cash Flows.

Beginning with our Annual Report on Form 10-K for the year ended December 31, 2006, we will provide a disclosure in our Accounting Policies note of the Notes to our Financial Statements that contains in substance the following:

When we have the ability and intent to hold finance receivables for the foreseeable future, such receivables are held for investment and carried at amortized cost. Any receivables held for sale are carried at the lower of cost or fair value. Receivables acquired specifically for resale are classified as held for sale at origination. Specific receivables included in off-balance sheet securitizations are generally not identified until the month in which the sale occurs. If the receivables have been selected for an off-balance sheet transaction that has not occurred at the end of the reporting period, the receivables are reclassified as held for sale and a valuation adjustment is recorded in "Other income" to recognize the receivables at the lower of cost or fair value. If the receivables have been selected for an off-balance sheet transaction and the transaction occurs within the same month as the selection, the receivables are removed from the balance sheet and the fair value adjustment is incorporated and recognized in the "Net gain on sale of receivables" component in the "Investment and other income related to the sales of receivables" line in the income statement.

4.	Please tell us the following information related to your hedging relationships for which you utilize the long-haul method of assessing hedge effectiveness:

•	Tell us how you document and account for modifications to your hedging relationships;
•	Please tell us how you account for the payment of additional fees when a hedging relationship is modified; and
•
Please tell us the procedures used to recalculate hedge effectiveness on a prospective basis once a modification has occurred to ensure that the continuing hedging relationship continues to be highly effective.

In the past, we have modified hedge relationships consisting of 1) swap assignments whereby an existing interest rate swap agreement is assigned to a new counterparty (with no changes in key conventions to the existing swap agreement) and where we received fees, or 2) swap “recoupons” of existing interest rate swaps prior to the contractual termination date in order to monetize the fair value of the swap. Where we recouponed, we either amended the existing contract to reflect the new market rates or terminated the existing agreement and simultaneously entered into a new interest rate swap at prevailing market terms.

Since January 1, 2001, we have utilized the long-haul method for assessing hedge effectiveness for both fair value and cash flow hedge relationships. At December 31, 2005, we had no designated cash flow hedges and thirteen designated fair value long-haul hedge relationships ($1.8 billion notional), none of which had been modified. Our total notional value of all derivative positions held at December 31, 2005 was $150 billion.

If a hedge transaction is modified in the form of an assignment or a recoupon where we amend the existing swap contract (confirmation), no change is made to the underlying hedge documentation (i.e., we rely on the original hedge documentation). An amended swap contract documents the change in counterparty and any other contractual terms. These changes are then entered into Global Treasury Management ("GTM"), our derivatives and debt accounting system. In connection with the modification, we review the critical terms and economics of the hedging instrument and hedged item to conclude qualitatively that the hedging relationship would continue to be effective. We continue to perform quantitative quarterly prospective and retrospective effectiveness tests based on the methodologies described in our FAS 133 strategy documents. We account for these modified hedge relationships by recording the change in fair value for both the derivative and the hedged item (i.e., debt). Any ineffectiveness is recognized in income in the current period.

If a hedge relationship is modified through a recoupon transaction where we terminate the existing agreement and simultaneously enter into a new interest rate swap at prevailing market terms, then we discontinue the hedge relationship. The unamortized basis adjustment related to the hedged item is amortized over its remaining life. We document our hedge intent related to the new (replacement) interest rate swap on a standard "trade checklist." It is our practice to treat these new swaps as non-designated hedges. The swap details and designation code are then entered into GTM. We account for non-designated hedges by recognizing the changes in fair value through earnings.

Our FAS 133 strategy documents define the prospective and retrospective tests used to assess hedge effectiveness for each type of hedge designation. For prospective fair value long-haul hedge relationship testing, we compare the fair value sensitivity of the swap to that of the debt. Specifically, we calculate the average change in fair value from a one basis point increase and a one basis point decrease in the benchmark interest rates for both the swap and the hedged item. We then assess the relationship between the average change in fair value of the swap and the average change in fair value of the hedged item. If the change in the swap's fair value divided by the change of the hedged item's fair value is within the range of 80% to 125%, then the hedge is considered to be highly effective and will qualify for hedge accounting. For retrospective fair value long-haul hedge relationship testing, we average the results of the present and prior period, as described above, and if the results fall within the range of 80% to 125%, the hedge is deemed to be highly effective.

In connection with a review of all known long-haul modified relationships, of which such modifications were limited to fair value debt hedges, we noted seven interest rate swap agreements that were modified and where our quantitative quarterly effectiveness testing, performed in accordance with our hedge documentation, did not demonstrate high effectiveness, but we continued to apply hedge accounting. Our continuation of hedge accounting was based on a qualitative review of critical terms and the belief that these agreements continued to be effective economic hedges of our exposures. The impact of continuing to apply hedge accounting to these agreements, as reflected in the table below, was not material to our financial statements.

	2006	2005	2004	2003
Impact of continuing hedge accounting (in millions)	$ (16)	$ (24)	$ (9)	$ 39
Profits before tax ("PBT") (in millions)	1,547	2,923	3,710	2,010
Percent of PBT	(1.0%)	(0.8%)	(0.2%)	1.9%

With regard to how we account for the payment of additional fees when a hedging relationship is modified, we record the receipt of cash and recognize income in the current period if we have received fees in connection with an assignment. When we recoupon a swap, we receive cash representing the fair value of the swap less fees, and, as a result, such fees are recognized in the Income Statement in the period the recoupon occurs.

* * *

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;
•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the responses set forth above, please call Jane Carnarvon at (313) 248-1496, or me at (313) 845-0170.

Sincerely,

/s/ Kenneth R. Kent

Kenneth R. Kent
Vice Chairman, CFO and Treasurer

cc:	Don Leclair, Chief Financial Officer, Ford Motor Company
Jane Carnarvon, Vice President of Accounting
Corey MacGillivray, Counsel
Kevin Riordan, Ford Credit Engagement Partner, PricewaterhouseCoopers LLP
John Lawton, National Office Partner, PricewaterhouseCoopers LLP
Meredith Cross, WilmerHale

Attachment A
FORD MOTOR CREDIT COMPANY SUMMARY OF U.S. RETAIL SECURITIZATION AND WHOLE-LOAN SALE TRANSACTIONS

COUNT OF U.S. RETAIL TRANSACTIONS BY BALANCE SHEET TREATMENT
	Qtr 1		Qtr 2		Qtr 3		Qtr 4		Total
Year	Off-B/S	On-B/S	Off-B/S	On-B/S	Off-B/S	On-B/S	Off-B/S	On-B/S	Off-B/S	On-B/S
2003	5	0	3	1	1	0	7	1	16	2
2004	3	0	1	1	2	0	3	1	9	2
2005	9	1	5	2	1	1	2	1	17	5
2006 (9 mos)	3	2	0	2	2	4	-	-	5	8
Total	20	3	9	6	6	5	12	3	47	17

VOLUME OF U.S. RETAIL RECEIVABLES BY BALANCE SHEET TREATMENT
	Qtr 1		Qtr 2		Qtr 3		Qtr 4		Total
	(in millions)
Year	Off-B/S	On-B/S	Off-B/S	On-B/S	Off-B/S	On-B/S	Off-B/S	On-B/S	Off-B/S	On-B/S
2003	$8,623	$-	$1,485	$2,750	$1,150	$-	$3,300	$5,400	$14,558	$8,150
2004	800	-	1,997	4,400	532	-	655	4,400	3,984	8,800
2005	8,520	4,450	4,082	7,296	2,150	1,900	1,050	3,690	15,802	17,336
2006 (9 mos)	1,098	6,510	-	3,535	505	7,486	-	-	1,603	17,531
Total	$19,041	$10,960	$7,564	$17,981	$4,337	$9,386	$5,005	$13,490	$35,947	$51,817